Exhibit (h)(vii)(D)

Appendix A

to the Operating Expense Limitation Agreement

for the Direxion Shares ETF Trust

Direxion Advisors, LLC has contractually agreed to cap all or a portion of its management fee and/or reimburse each Fund for Other Expenses through September 1, 2020, to the extent that a Fund’s Total Annual Fund Operating Expenses exceeds a Fund’s daily net assets as listed below.

PortfolioPlus S&P 500® ETF	0.32%
PortfolioPlus S&P® Small Cap ETF	0.35%
PortfolioPlus S&P® Mid Cap ETF	0.38%
PortfolioPlus Developed Markets ETF	0.45%
PortfolioPlus Emerging Markets ETF	0.45%
PortfolioPlus Real Estate ETF	0.38%
PortfolioPlus Total Bond Market ETF	0.32%
PortfolioPlus 20+ Year Treasury ETF	0.35%
Direxion 1.25X High Beta/Low Volatility Index ETF	0.55%
Direxion 1.25X State Street GX Dynamic Allocation ETF	0.55%

Dated: August 22, 2018